EXHIBIT 99.1

BrainsWay Announces Appointment of R. Scott Areglado as Senior Vice President and Chief Financial Officer

CRESSKILL, N.J. and JERUSALEM, May 05, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the appointment of R. Scott Areglado as Senior Vice President and Chief Financial Officer effective today.

“We are very pleased to announce that Scott Areglado has joined BrainsWay to become our Senior Vice President and Chief Financial Officer,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Scott’s appointment comes at a critically important time for our company, as we expand our commercial operations and take steps to accelerate the growth of our core business. Our progress in the market has enabled us to attract top talent across our organization, and Scott’s appointment will provide BrainsWay with seasoned leadership in financial operations and controls in order to help us execute on our corporate objectives.”

Mr. Areglado commented, “I am excited to be joining such an innovative company at a time when mental health awareness has never been more important to the health of patients. I believe we are truly at an inflection point in a growing market and that this is a unique opportunity. I look forward to working with the team at BrainsWay to help drive long-term growth and value for our stakeholders.”

Mr. Areglado brings more than 25 years of leadership experience across finance and accounting positions within the medical technology industry. Since December 2018, he has been Chief Financial Officer of iCAD, Inc., a publicly traded global medical technologies provider of advanced image analysis, having previously served as its Vice President and Corporate Controller (from 2011 to 2018). From 2005 to 2010, Mr. Areglado served as Vice President and Controller at AMICAS, Inc., a Nasdaq-listed image and information management solutions company serving the healthcare industry, where he was responsible for the financial statement preparation and accounting operations for the company, including support for the successful acquisition of the company by Merge Healthcare. From 1991 to 2004, he held various accounting and financial roles of increasing responsibility in the software, communications, and transportation and logistics industries. In addition, Mr. Areglado worked as an auditor in public accounting earlier in his career. He holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts, Amherst, and a Master of Business Administration in Entrepreneurship from the Franklin W. Olin Graduate School of Business at Babson College.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder, obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Cresskill, NJ and Jerusalem, Israel, BrainsWay is committed to increasing global awareness and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward- looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:

BrainsWay:
R. Scott Areglado
SVP and Chief Financial Officer
617-771-2287
SAreglado@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com